Exhibit 99.2

ADLAI NORTYE GROUP LTD.

(a public company limited by shares incorporated in the Singapore)

(Nasdaq Global Market Ticker: ANL)

Form of Proxy for Extraordinary General Meeting of Shareholders

to be held on September 30, 2026 at 10 a.m., Singapore time
(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Adlai Nortye Group Ltd., a public company limited by shares incorporated under the law of Singapore (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, with no par value (the “Shares”), to be exercised at the Extraordinary General Meeting of shareholders of the Company (the “Meeting”) to be held at Meeting Room 35A, Level 35, The Gateway West, 150 Beach Road, Singapore 189720 on September 30, 2026 at 10 a.m. (Singapore time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Extraordinary General Meeting.

Only the holders of record of the Shares at the close of business on August 28, 2026 (Singapore time) (the “Record Date”) are entitled to receive notice of and to vote at the Meeting in respect to the matter requiring shareholders’ vote at the Meeting. The necessary quorum of the Meeting shall be not less than one-third of all votes attaching to all shares in issue in the Company and entitled to vote at such general meeting.

The Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated. You may vote by i) mailing your proxy card to the following address designated by the Company for purposes of submitting proxies: Building 6, 1008 Xiangwang Street, Hangzhou City, Zhejiang Province, China, ii) emailing a scanned copy of the proxy card to legal@adlainortye.com or iii) attending the Meeting and voting in person. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by delivering a duly signed revocation to the following address designated by the Company for purposes of submitting proxies: Building 6, 1008 Xiangwang Street, Hangzhou City, Zhejiang Province, China, or (ii) by voting in person at the Meeting. You may contact the Company by emailing ir@adlainortye.com should you have any questions about the Meeting.

To be valid, this Form of Proxy must be completed, signed and delivered to i) the following address designated by the Company for purposes of submitting proxies: Building 6, 1008 Xiangwang Street, Hangzhou City, Zhejiang Province, China, or ii) the Company’s email address at legal@adlainortye.com, as soon as possible and in any event no later than 6:00 p.m., Singapore time on September 24, 2026.

ADLAI NORTYE GROUP LTD.

(a public company limited by shares incorporated in Singapore)

(Nasdaq Global Market Ticker: ANL)

Form of Proxy for Extraordinary General Meeting

to be held on September 30, 2026 at 10 a.m., Singapore time
(or any adjourned or postponed meeting thereof)

I/We__________________________of ____________________________, being the registered holder of ________________________ordinary shares, no par value, of Adlai Nortye Group Ltd. (the “Company”), hereby appoint the Chief Executive Officer of the Company1 or ___________________________ of ______________________________as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Meeting Room 35A, Level 35, The Gateway West, 150 Beach Road, Singapore 189720 at 10 a.m., Singapore time, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	RESOLUTIONS	FOR(2)	AGAINST(2)	ABSTAIN(2)
1.

PROPOSAL 1: RESOLVED, as an ordinary resolution that, (a) pursuant to Section 161 of the Companies Act 1967 and notwithstanding Regulation 64 of the Company’s Constitution, the Directors be and are hereby authorized to allot and issue up to 90,000,000 Class A Ordinary Shares of the Company to such persons on such terms and conditions and with such rights or restrictions as they may think fit to impose, and that such authority shall continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting of the Company after this date is required by law to be held, whichever is the earlier; and (b) any and all pre-emption rights, rights of first refusal and such other rights (if any) conferred on the members of the Company by the Company’s Constitution or form of agreement, contract or arrangement, whether written or unwritten or otherwise and arising from or in respect of the new allotment and issuance of up to 90,000,000 Class A Ordinary Shares be and are hereby irrevocably and unconditionally waived.

2.

PROPOSAL 2: RESOLVED, as an ordinary resolution that, the following Directors be and are hereby re-elected for a further three-year term commencing on October 3, 2026 and expiring on October 2, 2029: (i) Yang Lu (ii) Ping Ji (iii) Lars Erik Birgerson and (iv) Shaorong Liu (Independent Director).

3.

PROPOSAL 3: RESOLVED, as an ordinary resolution that, following the expiry of the current term of office of Ming Lun Alan Tse as an Independent Director of the Company on October 2, 2026, Wanjin Hong be and is hereby appointed as an Independent Director of the Company for a three-year term commencing on October 3, 2026 and expiring on October 2, 2029, subject to his written consent to act as such.

Professor Wanjin Hong currently serves as the Chief Business Development Officer of the Biomedical Research Council (BMRC) of the Agency for Science, Technology and Research (ASTAR) and Research Director of the Institute of Molecular and Cell Biology (IMCB), ASTAR. He also holds a tenured professorship at the National University of Singapore. Professor Hong joined IMCB in 1989 and served as its Acting Director from 2001 to 2004 and Executive Director from November 2011 to July 2023. Professor Hong received his Ph.D. from the State University of New York at Buffalo, where he also completed his postdoctoral training.

No.	RESOLUTIONS				FOR(2)	AGAINST(2)	ABSTAIN(2)

His research has focused on membrane trafficking, Hippo signalling and cancer biology. Professor Hong has authored more than 300 publications and received more than 35,000 citations. He was awarded the President’s Science and Technology Medal in 2022, the National Science Award in 1999 and the Public Administration Medal (Silver) in 2014, and was elected a Fellow of the Singapore National Academy of Science in 2022.

4.	PROPOSAL 4: RESOLVED, as an ordinary resolution that, the following Directors’ remuneration for the period from October 3, 2026 to October 2, 2029 be and is hereby approved:
	No.	Name of Director	Position	Remuneration (per annum)
	1.	Yang Lu	Director	Nil
	2.	Ping Ji	Director	US$50,000
	3.	Lars Erik Birgerson	Director	US$50,000
	4.	Shaorong Liu	Independent Director	RMB100,000
	5.	Wanjin Hong	Independent Director	S$50,000

5.

PROPOSAL 5: RESOLVED, as an ordinary resolution that, the Directors of the Company be and are hereby authorized to determine and fix the remuneration of the auditors for the ensuing year and to take all actions necessary or expedient to give effect to this resolution.

6.

PROPOSAL 6: RESOLVED, as an ordinary resolution that:

the Directors of the Company be and are hereby authorized to repurchase, redeem, cancel, sell, transfer or otherwise deal with any fractional Class A Ordinary Shares arising from the transfer, cancellation or surrender of American Depositary Shares (ADSs), upon such terms and conditions and in such manner as the Board of Directors may, subject to the Company’s Constitution and applicable agreements, in its absolute discretion, determine to be necessary, desirable or expedient; and that any Director of the Company be and is hereby authorized to do all acts and things and execute all documents necessary or expedient to give effect to this resolution.

No.	RESOLUTIONS	FOR(2)	AGAINST(2)	ABSTAIN(2)
7.

PROPOSAL 7: RESOLVED, as an ordinary resolution, that the Extraordinary General Meeting may be adjourned to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve one or more of the proposals presented at the Extraordinary General Meeting. In no event will the Board adjourn the Extraordinary General Meeting beyond the date by which it may properly do so under the Company’s Constitution and the Singapore law.

If the Adjournment Proposal is not approved by the shareholders, the Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the proposals.

____________

(1)      If any proxy other than the Chief Executive Officer of the Company is preferred, strike out the words “the Chief Executive Officer of the Company or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

(2)     IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

Signature3: _______________________

Dated _______________, 2026

____________

3        This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.